UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K








(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the fiscal year ended:  December 31, 2002

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from  _______________  to _______________________


                        Commission file number 333-61192


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE TRW CANADA STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

Financial Statements

THE TRW CANADA STOCK SAVINGS PLAN
December 31, 2002 and 2001

                         REPORT OF INDEPENDENT AUDITORS





To the Participants and the Board of Administration of The TRW Canada Stock Savings Plan

We have audited the statements of financial condition of the Stock Fund, Employees' Profit Sharing Plan Fund and Registered Retirement Savings Plan Fund [collectively, representing the funds of The TRW Canada Stock Savings Plan] as at December 31, 2002 and 2001 and the related statements of operations and changes in fund equity for these funds for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial condition of the funds of The TRW Canada Stock Savings Plan as at December 31, 2002 and 2001 and the results of their operations and the changes in fund equity for the years then ended in accordance with Canadian generally accepted accounting principles.

                                                        /s/ Ernst & Young LLP

Mississauga, Canada,
March 18, 2003.                                            Chartered Accountants

The TRW Canada Stock Savings Plan
Stock Fund

                        STATEMENTS OF FINANCIAL CONDITION
                         [expressed in Canadian dollars]


As at December 31




                                                                2002        2001
                                                                  $           $
--------------------------------------------------------------------------------

ASSETS
Receivable from TRW Canada Limited                                --     107,658
Investments at quoted market value
   Northrop Grumman Corporation common stock               1,476,494          --
   TRW Inc. common stock                                          --   1,463,201
--------------------------------------------------------------------------------
                                                           1,476,494   1,570,859
--------------------------------------------------------------------------------

LIABILITIES AND FUND EQUITY
Withdrawals, terminations and short-term distributions 1,106,888 1,132,550 Fund equity [including net unrealized appreciation
   of investments]                                           369,606     438,309
--------------------------------------------------------------------------------
                                                           1,476,494   1,570,859
--------------------------------------------------------------------------------

See accompanying notes

The TRW Canada Stock Savings Plan
Stock Fund

                          STATEMENTS OF OPERATIONS AND
                             CHANGES IN FUND EQUITY
                         [expressed in Canadian dollars]


Years ended December 31




                                                            2002          2001
                                                              $             $
--------------------------------------------------------------------------------

Investment income
Dividends on TRW Inc. common stock                        17,174        20,663
Interest                                                      --            96
--------------------------------------------------------------------------------
                                                          17,174        20,759
--------------------------------------------------------------------------------

Contributions
Participants                                             684,207       700,895
TRW Canada Limited                                       488,777       595,469
--------------------------------------------------------------------------------
                                                       1,172,984     1,296,364
--------------------------------------------------------------------------------

Net realized and unrealized gain                         268,109        74,763
--------------------------------------------------------------------------------
                                                       1,458,267     1,391,886
--------------------------------------------------------------------------------

Less withdrawals and terminations
   Paid
     Cash                                                 94,607        12,351
     TRW Inc. common stock                               325,475       237,639
--------------------------------------------------------------------------------
                                                         420,082       249,990
--------------------------------------------------------------------------------
   Payable
     Cash                                                400,813         6,651
     TRW Inc. common stock                                    --     1,125,899
     Northrop Grumman Corporation common stock           706,075            --
--------------------------------------------------------------------------------
                                                       1,106,888     1,132,550
--------------------------------------------------------------------------------
                                                       1,526,970     1,382,540
--------------------------------------------------------------------------------
Net increase (decrease) in fund equity                   (68,703)        9,346

--------------------------------------------------------------------------------
Fund equity at January 1                                 438,309       428,963
--------------------------------------------------------------------------------
Fund equity at December 31                               369,606       438,309
--------------------------------------------------------------------------------

See accompanying notes

The TRW Canada Stock Savings Plan
Employees' Profit Sharing Plan Fund

                        STATEMENTS OF FINANCIAL CONDITION
                         [expressed in Canadian dollars]


As at December 31



                                                              2002        2001
                                                                $           $
--------------------------------------------------------------------------------

ASSETS
Receivable from participants                                 3,314          --
Receivable from TRW Canada Limited                           3,400         491
Investments, at market value
   Clarica Trimark Equity Fund NR                            3,165          --
   Clarica Trimark Global Fund NR                            4,993          --
   Clarica McLean Budden Canadian Equity Growth Fund NR      1,764          --
   Clarica McLean Budden Bond Fund NR                        3,473          --
   Clarica McLean Budden Core Balanced Fund NR               7,408          --
   Clarica Perigee Axis Cash Fund NR                       396,330          --
   Clarica US Equity Index Fund NR                           1,040          --
   Clarica Perigee T-Plus Fund NR                               --     279,016
--------------------------------------------------------------------------------
                                                           424,887     279,507
--------------------------------------------------------------------------------

LIABILITIES AND FUND EQUITY
Withdrawals, terminations and short-term distributions     371,366     201,447
Fund equity                                                 53,521      78,060
--------------------------------------------------------------------------------
                                                           424,887     279,507
--------------------------------------------------------------------------------

See accompanying notes

The TRW Canada Stock Savings Plan
Employees' Profit Sharing Plan Fund

                          STATEMENTS OF OPERATIONS AND
                             CHANGES IN FUND EQUITY
                         [expressed in Canadian dollars]


Years ended December 31




                                                       2002               2001
                                                         $                  $
--------------------------------------------------------------------------------

Interest income                                          --              7,909
--------------------------------------------------------------------------------

Contributions
Participants                                        316,750            234,571
Employer                                             71,472                 --
--------------------------------------------------------------------------------
                                                    388,222            242,480
--------------------------------------------------------------------------------

Net realized and unrealized gain                      3,703                 --
--------------------------------------------------------------------------------
                                                    391,925            242,480
--------------------------------------------------------------------------------

Less cash withdrawals and terminations
   Paid                                              45,098             19,319
   Payable                                          371,366            201,447
--------------------------------------------------------------------------------
                                                    416,464            220,766
--------------------------------------------------------------------------------
Net increase (decrease) in fund equity              (24,539)            21,714

--------------------------------------------------------------------------------
Fund equity at January 1                             78,060             56,346
--------------------------------------------------------------------------------
Fund equity at December 31                           53,521             78,060
--------------------------------------------------------------------------------

See accompanying notes

The TRW Canada Stock Savings Plan
Registered Retirement Savings Plan Fund

                        STATEMENTS OF FINANCIAL CONDITION
                         [expressed in Canadian dollars]


As at December 31




                                                             2002          2001
                                                               $             $
--------------------------------------------------------------------------------

ASSETS
Receivable from participants                                3,485         3,081
Investments, at quoted market value
   Clarica CC&L Balanced Fund                               2,429            --
   Clarica Trimark Equity Fund                             41,583            --
   Clarica Perigee International Fund                       3,429            --
   Clarica Trimark Global Fund                             48,686            --
   Clarica Synthetic US Equity Index Fund                   7,934            --
   3 Year Interest Account                                  2,851            --
   5 Year Interest Account                                    825            --
   Clarica McLean Budden Canadian Equity Growth Fund        9,529            --
   Clarica McLean Budden Bond Fund                         30,659            --
   Clarica McLean Budden Core Balanced Fund               874,976            --
   Clarica Perigee Axis Cash Fund                         301,691            --
   Clarica Brinson Canada, Balanced Fund                       --       925,022
--------------------------------------------------------------------------------
   Clarica Perigee T-Plus Fund                                 --       302,189
--------------------------------------------------------------------------------
                                                        1,328,077     1,230,292
--------------------------------------------------------------------------------

LIABILITIES AND FUND EQUITY
Withdrawals, terminations and short-term distributions         --        17,834
Fund equity [including net unrealized appreciation
   of investments]                                      1,328,077     1,212,458
--------------------------------------------------------------------------------
                                                        1,328,077     1,230,292
--------------------------------------------------------------------------------

See accompanying notes

The TRW Canada Stock Savings Plan
Registered Retirement Savings Plan Fund

                          STATEMENTS OF OPERATIONS AND
                             CHANGES IN FUND EQUITY
                         [expressed in Canadian dollars]


Years ended December 31




                                                     2002               2001
                                                       $                  $
--------------------------------------------------------------------------------

Income                                                 31             13,947
--------------------------------------------------------------------------------

Contributions
Participants                                      296,451            281,695
--------------------------------------------------------------------------------

Net realized and unrealized loss                  (45,564)           (45,151)
--------------------------------------------------------------------------------
                                                  250,918            250,491
--------------------------------------------------------------------------------

Less cash withdrawals and terminations
   Paid                                           135,299            189,270
   Payable                                             --             17,834
--------------------------------------------------------------------------------
                                                  135,299            207,104
--------------------------------------------------------------------------------
Net increase in fund equity                       115,619             43,387

Fund equity at January 1                        1,212,458          1,169,071
--------------------------------------------------------------------------------
Fund equity at December 31                      1,328,077          1,212,458
--------------------------------------------------------------------------------

See accompanying notes

The TRW Canada Stock Savings Plan



                          NOTES TO FINANCIAL STATEMENTS


December 31, 2002






1. GENERAL PLAN PROVISIONS

The TRW Canada Stock Savings Plan [the "Plan"] is a qualified employee profit sharing and retirement savings plan sponsored by TRW Canada Limited. The Plan was originally established effective January 1, 1968 as a stock savings plan. Effective January 1, 1990, the Plan was amended to immediately vest TRW Canada Limited's contributions and the group retirement savings portion was added to the Plan. The eligibility of employees to participate in the Plan is based on the provisions as included in the Plan document. A participant may join the Plan upon becoming a permanent part-time or full-time employee. The provisions of the Plan require certain employees to have been employed for a period of 90 days before joining the Plan.

The Plan's assets are held by Clarica Trust as Trustee and administrator of the Plan.

Effective December 11, 2002, TRW Inc. ["TRW"] was acquired by Northrop Grumman Corporation ["NGC"] and TRW shares held in the Plan were converted into shares of NGC common stock based on a ratio of 0.5357 NGC share per TRW share. In connection with the acquisition of TRW by NGC, the Plan was amended to provide that any NGC common stock held in the Plan on March 1, 2003 would be distributed to participants in the form of share certificates.

The investment programs of the Plan are as follows:

Participant contributions

Upon enrolment or re-enrolment, each participant directs that his/her basic contributions [computed in increments of one percent, from one percent to six percent of qualifying compensation] are to be invested in a range of professionally managed funds with different objectives, risk factors and return expectations. A participant may, at any time, change his/her contribution rate, temporarily suspend contributions, the way he/she invests future contributions or existing assets at any time, at no cost. If a participant temporarily suspends contributions, TRW Canada Limited's matching contributions [see TRW Canada Limited's contributions below] are also temporarily suspended.

A participant may make cash withdrawals from his/her accounts at any time. However, if the participant withdraws his/her basic contribution or TRW Canada Limited's matching contribution made on or after January 1, 2003, the participant will not be able to contribute to the Plan or receive TRW Canada Limited's matching contribution for a period of three months.

The TRW Canada Stock Savings Plan


                         NOTES TO FINANCIAL STATEMENTS




December 31, 2002




TRW Canada Limited's contributions

TRW Canada Limited shall contribute cash to the Plan for each month, out of current or accumulated earnings, an amount equal to 50% of the participant contributions [to a maximum of 3% of the participant's compensation] for such month. TRW Canada Limited's contributions vest immediately.

All TRW Canada Limited's cash contributions were invested in TRW stock purchased on the open market up until December 11, 2002 at which point the sponsor contributions were directed to Clarica Perigee Axis Cash Fund NR.

The number of participants in each of the funds at December 31 is as follows:

                                                                2002       2001
--------------------------------------------------------------------------------
Clarica Trimark Equity Fund NR [Non-registered]                    4         --
Clarica Trimark Global Fund NR                                     3         --
Clarica McLean Budden Canadian Equity Growth Fund NR               5         --
Clarica McLean Budden Bond Fund NR                                 6         --
Clarica McLean Budden Core Balanced Fund NR                        7         --
Clarica Perigee Axis Cash Fund NR                                493         --
Clarica US Equity Index Fund NR                                    2         --
NGC common stock                                                 528         --
Clarica CC&L Balanced Fund                                         9         --
Clarica Trimark Equity Fund                                       15         --
Clarica Perigee International Fund                                 8         --
Clarica Trimark Global Fund                                       22         --
Clarica Synthetic US Equity Index Fund                            12         --
Clarica McLean Budden Canadian Equity Growth Fund                 14         --
Clarica McLean Budden Bond Fund                                   12         --
Clarica McLean Budden Core Balanced Fund                         128         --
Clarica Perigee Axis Cash Fund                                    50         --
TRW Stock Fund                                                    --        511
Pooled Money Market Fund Employees' Profit Sharing Plan           --         92
Pooled Balanced Fund Registered Retirement Savings Plan           --        131
Pooled Money Market Fund Registered Retirement Savings Plan       --         54
--------------------------------------------------------------------------------

The total number of participants in the Plan is less than the sum of the number of participants shown above because many are participating in more than one fund.

The TRW Canada Stock Savings Plan


                         NOTES TO FINANCIAL STATEMENTS




December 31, 2002




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These  financial  statements  have been  prepared in  accordance  with  Canadian
generally  accepted   accounting   principles,   within  the  framework  of  the
significant accounting policies summarized below:

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation and income recognition

All investments are recorded at fair market value based on quoted market prices. Purchase and sale transactions are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Unrealized appreciation or depreciation of investments is the difference between the current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.

Payment of benefits

Benefit payments are recorded when paid.

Gains or losses on investments

The realized gains or losses on disposition or transfer of an investment is determined from the market value of the investment at the date of disposition or transfer and the average cost base of that specific pool of investments prior to the disposition or transfer.

Unrealized gains or losses are determined as the net effect of the change in appreciation (depreciation) of investments from January 1 to December 31, based on market value and the average cost base of each investment at those respective dates.

Income recognition

Dividend income is recognized as earned.

Interest income is recognized as it is earned consistent with the accrual basis of accounting.

The TRW Canada Stock Savings Plan


                         NOTES TO FINANCIAL STATEMENTS




December 31, 2002



3. INCOME TAXES

The Plan is exempt from Canadian federal income taxes under the provisions of the Income Tax Act (Canada) [the "Act"]. Federal income tax consequences to the participants under the Plan are as provided in the Act. TRW Canada Limited's contributions are taxable to the participants as is the income and all post-1971 capital gains, less post-1971 capital losses of the Plan, all of which are allocated to the participants by the Trustee during the year, whether or not such amounts are paid to the participants by the Trustee during the year. The amount of foreign non-business income taxes paid on foreign source income by the trusts under the Plan for the year is allocated to and deemed to have been paid by the participants for Canadian federal income tax purposes. Participants who are non-resident taxpayers are subject to special rules depending on whether they have performed duties in Canada during the year and are subject to withholding tax on amounts paid or credited to them under the Plan.

4. RELATED PARTY TRANSACTIONS

All expenses related to the Plan are paid by TRW Canada Limited.

5. STATEMENT DISCLOSURES

The costs of the investments have not been shown parenthetically as cost is not tracked or disclosed by the Trustee when reporting to us.

The realized and unrealized gains and losses have not been disclosed separately as the Trustee does not segregate this information when reporting to us.

6. COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 financial statements.

7. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLES

The Plan's accounting policies do not materially differ from United States generally accepted accounting principles.

                                   SIGNATURES

         The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Board of Administration of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               The TRW Canada Stock Savings Plan




Date:  March 21, 2003                        By: /s/ J. Ross Cooper
                                                 _______________________________
                                                 J. Ross Cooper
                                                 Member, Board of Administration



                                             By: /s/ Steven M. Kiwicz
                                                 _______________________________
                                                 Steven M. Kiwicz
                                                 Member, Board of Administration

                                                                      Exhibit 23
                                                                      __________


CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in Registration Statement (No. 333-61192) of Northrop Grumman Space & Mission Systems Corp. (formerly known as TRW Inc.) on Form S-8 of our report dated March 18, 2003, with respect to the financial statements of The TRW Canada Stock Savings Plan included in this annual report on Form 11-K for the year ended December 31, 2002.









                                                /s/ Ernst & Young LLP
                                                ______________________
                                                ERNST & Young LLP


Mississauga, Canada,
March 24, 2003